FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010 (Report No. 4)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

On November 30, 2010, Orckit Communications Ltd. priced a public offering of 3,045,452 units, each unit consisting of one ordinary share and a five-year warrant to purchase 0.60 of an ordinary share, at a price of $2.75 per unit. The units will not be represented by certificates, and the ordinary shares and warrants may be transferred separately. The warrants have an exercise price of $3.50 per share and will not be listed on any securities exchange.

The gross proceeds of the offering are expected to be $8.4 million and net proceeds, after deducting the underwriting discount and estimated offering expenses payable by Orckit, are expected to be approximately $7.8 million. Orckit currently intends to use the net proceeds from the offering for working capital and other general corporate purposes.

2,136,362 units in the offering are being purchased by underwriters pursuant to an underwriting agreement, and 909,090 units in the offering are being purchased by certain of Orckit’s directors or their affiliates pursuant to subscription agreements on terms and conditions that are substantially the same as those provided in the underwriting agreement. No underwriting discount will be payable by Orckit with respect to any units purchased by Orckit’s directors or their affiliates.

Cowen and Company, LLC acted as the sole bookrunner for the underwritten offering, and Roth Capital Partners, LLC and Merriman Capital, Inc. acted as co-managers.

Among the related purchasers participating in the offering is Catalyst Private Equity Partners (Israel) II LP, a private equity fund, which has agreed to purchase 669,090 units.  Mr. Yair Shamir, one of Orckit's directors, serves as the Chairman of the management company of this fund.  Mr. Izhak Tamir, Orckit's Chairman and President and a co-founder of the Company, has agreed to purchase 130,000 units, and Mr. Eric Paneth, Orckit's Chief Executive Officer and a co-founder of the Company, has agreed to purchase 110,000 units.  The purchases of units by Messrs. Tamir and Paneth are subject to shareholder approval.

The offering is expected to close on or about December 3, 2010, subject to the satisfaction of customary closing conditions.  The closing of the purchases of units by Messrs. Tamir and Paneth will be delayed until receipt of shareholder approval, if such approval is obtained at a general meeting of shareholders, which the Company intends to call within 60 days.

The securities described above are being offered by Orckit pursuant to a registration statement declared effective by the Securities and Exchange Commission (SEC) on June 2, 2010 and a prospectus supplement related to the offering filed with the SEC on November 30, 2010. Copies of the prospectus supplement and accompanying base prospectus relating to this offering may be obtained by eligible investors at the SEC's website at www.sec.gov or from their Cowen and Company sales representative, or from the offices of Cowen and Company, LLC c/o Broadridge Financial Services., 1155 Long Island Avenue, Edgewood, NY 11717, Attn: Prospectus Department. Phone (631) 274 2740 / Fax (631) 254-7140.  This announcement is neither an offer to sell nor a solicitation of an offer to buy any of Orckit’s securities. No offer, solicitation, or sale will be made in any jurisdiction in which such offer, solicitation, or sale is unlawful.

On November 30, 2010, the Registrant issued a press release announcing the offering described above. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference into (i) the Registrant’s Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822 and 333-165753, and (ii) the Registrant’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991 and 333-164090.

The Underwriting Agreement, the form of warrant, a legal opinion of Goldfarb, Levy, Eran, Meiri, Tzafrir & Co., the forms of subscription agreements with related purchasers and the consent of Goldfarb, Levy, Eran, Meiri, Tzafrir & Co., all relating to the offering described above, are filed as Exhibits 1.1, 4.3, 5.1, 10.1, 10.2, 23.1, respectively, to this Form 6-K, and such documents are incorporated by reference into the Registrant’s Registration Statements on Form F-3, Registration Nos. 333-166203.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

Date: November 30, 2010	By:	/s/ Izhak Tamir
Name: Izhak Tamir
Title: President

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Underwriting Agreement, dated November 30, 2010, by and between the Registrant and Cowen and Company, LLC, as representative for several underwriters.
4.3	Form of Warrant to Purchase Ordinary Shares.

5.1	Opinion of Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.
10.1	Form of Subscription Agreement for Catalyst.
10.2	Form of Subscription Agreement for founders.
23.1	Consent of Goldfarb, Levy, Eran, Meiri, Tzafrir & Co. (included as part of Exhibit 5.1).
99.1	Press Release: Orckit Announces Public Offering of $8.4 Million in Ordinary Shares and Warrants, dated November 30, 2010.